SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

IVI COMMUNICATIONS, INC.

(Name of Issuer)

PREFERRED STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

46589A208

(CUSIP Number)

Thomas A. Rose, Esq., 61 Broadway, 32nd Floor: New York New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 46589A208	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Titan Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
	7

SOLE VOTING POWER

4,000,000 Shares of Series A Preferred Stock which entitles Titan Global Holdings, Inc. to 40,000,000 voting shares.  1,000,000 Shares of Series B Preferred Stock which provides 51% of the vote required to approve any action of the Company under the Series B Shares.

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9

SOLE DISPOSITIVE POWER

4,000,000 Shares of Series A Preferred Stock which entitles Titan Global Holdings, Inc. to 40,000,000 voting shares.  1,000,000 Shares of Series B Preferred Stock which provides 51% of the vote required to approve any action of the Company under the Series B Shares.

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Preferred Stock- 4,000,000 shares; Series B Preferred Stock- 1,000,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Preferred Stock- 100%; Series B Preferred Stock- 100%
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 5 Pages)

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Series A Preferred Stock, $0.001 par value per share (the "Series A Shares") and Series B Preferred Stock, $0.001 par value per share (the “Series B Shares”), of IVI Communications, Inc., a Nevada corporation (the "Issuer").  The principal executive office of the Issuer is located at 555 H Street, Suite H, Eureka, CA 95501.

Item 2. Identity and Background.

This statement is being filed by Titan Global Holdings, Inc. (“Titan”). The acquisition of Shares reported in this Schedule 13D was made by Titan. The address of Titan’s principal place of business is 1700 Jay Ell Drive, Suite 200, Richardson, TX 75081.

During the past five years, Titan has not been (a) convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Titan is a Utah corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On June 17, 2008, Titan entered into separate stock purchase agreements with Mr.  Charles J. Roodenburg, CEO, President and Chairman of the Board of Directors of the Issuer, Mr. Nyhl Henson and Mr. Robin Tjon, pursuant to which Titan acquired an aggregate of 4,000,000 shares of Series A Preferred Stock and 1,000,000 shares of Series B Preferred Stock of the Company in exchange for a total purchase price of Thirty Dollars ($30.00).  No part of the purchase price paid by Titan was borrowed or otherwise obtained for the purpose of acquiring the securities of the Issuer.

Item 4. Purpose of Transaction.

Titan acquired these Shares as an investment in the equity of the Issuer.

Notwithstanding the foregoing, Titan does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

(Page 3 of 5 Pages)

Item 5.  Interest in Securities of the Issuer.

As of July 8, 2008, the aggregate number and percentage of the Series A and Series B Preferred Stock of the Issuer beneficially owned by Titan is 4,000,000 shares of Series A Preferred Stock, or 100% and 1,000,000 shares of Series B Preferred Stock, or 100%. Titan has the sole power to vote or dispose of all of his respective Shares. Titan has not effectuated any transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Titan and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 4, 2008	By:	/s/ Bryan Chance
Titan Global Holdings, Inc.
By: Bryan Chance
Title: President and Chief Executive Officer

(Page 5 of 5 Pages)